Palisade Bio, Inc.

5800 Armada Drive, Suite 210

Carlsbad, California 92008

December 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Hamill

Celeste Murphy

Re:	Palisade Bio, Inc. (the “Company”)

Amendment No. 1 to

Registration Statement on Form S-3

Filed: November 19, 2021

File No. 333-259747

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amendment No. 1 to Registration Statement on Form S-3, to become effective at 4:00 p.m. Eastern Time on December 8, 2021 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Karen E. Deschaine of Cooley LLP at (858) 550-6088.

Very truly yours,

PALISADE BIO, INC.

/s/ Thomas M. Hallam, Ph.D.
Thomas M. Hallam, Ph.D.
Chief Executive Officer